Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Inc. to Present at Upcoming Investor Conferences

Dartmouth, Nova Scotia; October 9, 2018 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology corporation, today announced that Chief Executive Officer Frederic Ors and Chief Financial Officer Pierre Labbé will present a corporate update at two upcoming investor conferences.

BIO Investor Forum, San Francisco, CA

  Date: Thursday, October 18, 2018

  Time: 9:00 a.m. PT

  Location: The Elizabeth Room, Westin St. Francis

  A live webcast of the presentation will be accessible via the following URL:
  http://www.veracast.com/webcasts/bio/investorforum2018/15132412139.cfm.

Dawson James Small Cap Growth Conference, Jupiter, FL

  Date: Tuesday, October 30, 2018

  Time: 10:30 a.m. ET

  Location: Track 2 - Preserve Ballroom B, Wyndham Grand Jupiter Hotel

  A live webcast of the presentation will be accessible via the following URL:
  http://wsw.com/webcast/dawson4/imv/.

Both webcasts will be archived for 90 days following the live presentation. A copy of the presentations will also be available on the Events, Webcasts & Presentations page of IMV’s website: www.imv-inc.com.

About IMV

IMV Inc., formerly Immunovaccine Inc., is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a combination therapy in multiple clinical studies with Incyte and Merck. Connect at www.imv-inc.com.

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Contacts for IMV:
MEDIA
Mike Beyer, Sam Brown Inc.
T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS
Pierre Labbé, Chief Financial Officer
T: (902) 492-1819 E: info@imv-inc.com

Patti Bank, Managing Director, Westwicke Partners
O: (415) 513-1284
T: (415) 515-4572 E: patti.bank@westwicke.com